SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and  incorporated  by reference  herein is the Registrant's press release dated December 9, 2003.



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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            AMERICAN ISRAELI PAPER MILLS LTD.
                                            (Registrant)


                                            By:  /s/ Lea Katz
                                                --------------------------------
                                                Name:  Lea Katz
                                                Title: Corporate Secretary

Dated:  December 9, 2003.


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                                  EXHIBIT INDEX
                                  -------------


      EXHIBIT NO.           DESCRIPTION
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          1.                Press release dated December 9, 2003.



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                                    EXHIBIT 1
                                    ---------



                                      NEWS

                                      CLIENT: American Israeli Paper Mills

                                      AGENCY CONTACT: Philip Y. Sardoff

                                      FOR RELEASE:         IMMEDIATE


AMERICAN ISRAELI PAPER MILLS UNIT SUBJECT TO POTENTIAL CLASS ACTION SUIT

Hadera, Israel, December 9, 2003...American Israeli Paper Mills Ltd. (ASE:AIP) announced today that Hogla-Kimberly LTD (H-K), an affiliated company (49.9%), received on December 7, 2003 a claim and a petition that was filed in Tel-Aviv district court for the approval of a class action against H-K. According to the petition H-K has reduced the number of units of diapers in a package and thus mislead the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. H-K rejects the claims and intends to defend itself against the action.